UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Atlantica Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Gonzalo Urquijo Fernández de Araoz

Campus Palmas Altas

C/ Energía Solar

41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: ACIL Luxco2 S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 16.47**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

This Amendment No. 10 (“Amendment No. 10”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”), the Amendment No. 1 to the Original Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), the Amendment No. 2 to the Original Schedule 13D filed on July 13, 2015 (“Amendment No. 2”), the Amendment No. 3 to the Original Schedule 13D filed on September 29, 2015 (“Amendment No. 3”), the Amendment No. 4 to the Original Schedule 13D filed on October 29, 2015 (“Amendment No. 4”), the Amendment No. 5 to the Original Schedule 13 (“Amendment No. 5”), the Amendment No. 6 to the Original Schedule 13D filed on December 31, 2015 (“Amendment No. 6”), the Amendment No. 7 to the Original Schedule 13D filed on March 24, 2016 (“Amendment No. 7”), the Amendment No. 8 to the Original Schedule 13D filed on September 23, 2016 (“Amendment No. 8”), and the Amendment No. 9 to the Original Schedule 13D filed on March 31, 2017 (“Amendment No. 9” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and this Amendment No. 10, the “Schedule 13D”) and is jointly filed by the Reporting Persons with respect to the ordinary shares of Atlantica Yield plc (“Atlantica Yield” or the “Issuer”), having a nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 10 amends the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9 as specifically set forth herein.

This Amendment No. 10 is being filed to disclose the sale of 25,054,315 Ordinary Shares of the Issuer (the “25.0% Sale”) by ACIL Luxco1 S.A., a société anonyme incorporated under the laws of Luxembourg (“ACIL Luxco 1”), pursuant to a sale and purchase agreement dated November 1, 2017 (the “Share Purchase Agreement”), as amended, between ACIL Luxco 1; Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada (“APUC”); and Abengoa, S.A. (“Abengoa”), as guarantor of ACIL Luxco 1. Furthermore, in the context of the 25.0% Sale, on November 1, 2017 APUC and Abengoa also entered into a memorandum of understanding (the “AAGES MOU”), pursuant to which APUC and Abengoa agreed to establish Abengoa-Algonquin Global Energy Solutions B.V. (together with any wholly-owned subsidiary thereof, “AAGES”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). AAGES was incorporated under the laws of the Netherlands on January 31, 2018 as a joint venture company, owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. On March 5, 2018, AAGES and APUC entered into a joint venture agreement in relation to AAGES (the “AAGES JV Agreement”) which superseded the AAGES MOU. Pursuant to the Share Purchase Agreement, the Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on March 9, 2018. APUC has transferred the Ordinary Shares acquired pursuant to the Share Purchase Agreement to a subsidiary of AAGES, AAGES (AY Holdings) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“AY Holdings”). The Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings.

Further, as part of the transaction described in the preceding paragraph, on November 1, 2017, APUC, ACIL Luxco 1 and Abengoa entered into an option and right of first refusal agreement (the “Option Agreement”). Pursuant to the Option Agreement, APUC, directly or through an assignee, has a right to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1.

This Amendment No. 10 is also being filed to report that the Ordinary Shares transferred to AY Holdings pursuant to the 25.0% Sale are no longer subject to the security arrangements described herein with respect to the Pledged Shares, and the term “Pledged Shares” in this Schedule 13D shall be deemed to refer only to the remaining 16,503,348 Ordinary Shares of the Issuer held by ACIL Luxco 1 which were provided as security for Abengoa’s borrowings under the secured financing agreement as described under Item 6 below and which have not been transferred to AY Holdings pursuant to the Share Purchase Agreement. The arrangements disclosed in this Schedule 13D in respect of the Pledged Shares remain in effect in relation to such remaining Ordinary Shares.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons originally purchased the Ordinary Shares in the IPO for investment purposes. The Reporting Persons originally purchased the PIPE Shares for investment purposes and to maintain their controlling stake in the Issuer.

On July 13, 2015, ACI sold 2,000,000 shares in a transaction exempt from the registration requirements of the Securities Act pursuant to Rule 144 under the Securities Act (“Rule 144 Sale”) to a market maker at a sale price of $31.00 per share for gross proceeds of $62,000,000. The Rule 144 Sale was effected as a sale of a single block of 2,000,000 Ordinary Shares.

The purpose of the Rule 144 Sale was to reduce the Reporting Persons’ shareholding in the Issuer to below 50%, consistent with its disclosed objective at that time of maintaining a long-term stake in the Issuer in the range of 40-49% of the Issuer’s Ordinary Shares. Abengoa had also indicated its intention to reinforce the role of independent directors of the Issuer in order to effectively transfer control of the Issuer. The information under “Memorandum of Understanding” in Item 6 is hereby incorporated by reference.

Further to Abengoa’s intention to monetize its shares in the Issuer as outlined in Abengoa’s updated viability plan and financial restructuring terms published on August 16, 2016, on November 1, 2017, Abengoa announced the intended sale of 25.0% of the Issuer’s Ordinary Shares to APUC. Pursuant to the AAGES MOU, on January 31, 2018, APUC and Abengoa established the joint venture company AAGES, which is owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. On March 5, 2018, APUC and AAGES entered into the AAGES JV Agreement, which supersedes the AAGES MOU. On January 31, 2018, APUC and AAGES also incorporated AY Holdings for the purpose of holding the Issuer’s shares. Following certain approvals and waivers by the relevant government authorities and the satisfaction of other conditions precedent under the Share Purchase Agreement, the transaction completed on March 9, 2018, for a total consideration of $607,567,138.75, or $24.25 per share. The Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on the same date. APUC has transferred the Ordinary Shares acquired pursuant to the Share Purchase Agreement to AY Holdings, over which APUC has sole power to nominate directors for appointment. The acquisition of the shares by AY Holdings was not financed by the Reporting Persons. The Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings.

Further, under the Option Agreement, APUC, directly or through an  assignee, has a right to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1.

In line with Abengoa’s previously disclosed objective of monetizing its shares in the Issuer, the Reporting Persons currently intend to dispose of their remaining shares in the Issuer. However, the Reporting Persons may at any time formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.   Interest in Securities of the Issuer.

As a result of the 25.0% Sale, Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    As of March 9, 2018, ACIL Luxco 1 is the direct beneficial owner of 16,503,348 Ordinary Shares, or 16.47% of the outstanding Ordinary Shares. As of March 9, 2018, Stichting Seville (“OrphanCo”) and ABG Orphan Holdco S.à r.l. (“Orphan Holdco”), through their ownership of ACIL Luxco 1, pursuant to the title transfer collateral security described under the sections entitled “Secured Term Facility Agreement” and “Secured Financing Agreements” under Item 6 below, beneficially own 16.47% of the Ordinary Shares.

The Reporting Persons may be deemed to beneficially own by virtue of the Governance Agreement (as defined in Item 6), 16.47% of the Ordinary Shares.

None of the Reporting Persons has the power to vote or direct the vote of, or to dispose or cause the disposal of, the Issuer’s shares held by AY Holdings.

None of the persons listed on Schedule A beneficially own any Ordinary Shares of the Issuer.

(b)    As of March 9, 2018, Abengoa, Abengoa Concessions, ACI and Abengoa Solar through their control of ACIL Luxco 2 (together with OrphanCo and Orphan Holdco, the “Separately Filing Group Members”), may be deemed to share voting and dispositive power with the Separately Filing Group Members over the Pledged Shares beneficially owned by ACIL Luxco 1 by virtue of the provisions of the Governance Agreement.

(c)    Except for the 25.0% Sale, no Reporting Person has effected any transactions in the Ordinary Shares during the past sixty days. To the knowledge of the Reporting Persons, none of the directors and officers of the Reporting Persons listed in

Schedule A to this Schedule 13D has effected any transactions in the Ordinary Shares during the past sixty days.

(d)     In addition to the Reporting Persons, under certain circumstances, GLAS Trust Corporation Limited, the security agent (the “Security Agent”) under the Common Terms Agreement (as defined below), has the right to receive and direct the receipt of dividends from the Pledged Shares. Under the terms of a custody account security agreement between the Security Agent and ACIL Luxco 1, dated March 28, 2017, ACIL Luxco 1 pledged the Pledged Shares and certain assets related thereto (including all dividends and other monies payable in respect of the Pledged Shares) (the “Related Assets” and, together with the Pledged Shares, the “Charged Portfolio”), a cash account (the “Cash Account”) and a segregated securities deposit account (the “Custody Account”) to the Security Agent. ACIL Luxco 1 must ensure that, upon the accrual, offer, issue or receipt of any Related Assets, such Related Assets are credited to the Custody Account or the Cash Account. In an event of default under the Common Terms Agreement, the Security Agent may transfer the Charged Portfolio into its own name or into that of its nominee(s) and/or demand and receive all and any money due under or arising out of the Cash Account.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraphs under the heading “Secured Financing Agreement and Restructuring” with the paragraphs below.

Secured Financing Agreement and Restructuring

On March 28, 2017, OrphanCo and Orphan Holdco, along with A3T Holdco España S.A., a subsidiary of Abengoa, among others, entered into a Common Terms Agreement (the “Common Terms Agreement”) with Global Loan Agency Services Limited as facility agent, the Security Agent, Bondholders, S.L. as notes trustee, and certain guarantors, lenders and noteholders, pursuant to which they were required to enter into related security documents (collectively, the “New Money Documents”). Under the Common Terms Agreement, certain subsidiaries of Abengoa are permitted to borrow up to $926,300,179.49 and €106,000,000 (the “New Money”). As part of the restructuring of the Abengoa group, ACI transferred the 41,530,843 Pledged Shares to ACIL Luxco 1. Under the terms of the New Money Documents, ACIL Luxco 1 granted a security interest in the Pledged Shares in favor of the lenders and noteholders as security for the New Money and Abengoa’s and its subsidiaries’ obligations under the New Money Documents. In addition, pursuant to the New Money Documents, ACIL Luxco 2 transferred its legal and beneficial ownership of ACIL Luxco 1 (and therefore indirectly the ownership of the Pledged Shares) to Orphan Holdco by way of a Luxembourg law governed title transfer collateral arrangement. If ACIL Luxco 2 fulfills its obligations under the New Money Documents (including the full and final repayment of the New Money), the legal and beneficial ownership of ACIL Luxco 1 (including its ownership of the Ordinary Shares) will be retransferred to ACIL Luxco 2. Loans made under the Common Terms Agreement will mature on February 28, 2021 and March 31, 2021.

Abengoa used the New Money to (i) repay amounts owed to the lenders under the secured term facility agreement dated September 18, 2016, the financing agreement dated September 23, 2015, the facility agreement dated December 24, 2015 and the facility agreement dated March 21, 2016 (the “Prior Financings”), (ii) for the development of its Mexican project, A3T and (iii) to pay fees, costs and expenses in connection with the restructuring of the Abengoa group. The Ordinary Shares previously pledged to such lenders under the Prior Financings were released and were subsequently pledged to the lenders and noteholders under the Common Terms Agreement as the Pledged Shares. As part of the restructuring, Abengoa also cancelled any outstanding $279,000,000 principal amount of 5.125% Exchangeable Notes (the “Exchangeable Notes”) which were exchangeable at the option of the holders thereof for Ordinary Shares that were beneficially owned by the Reporting Persons. ACI owned the 26,820 Ordinary Shares which were subject to the provisions of the Exchangeable Notes. Upon cancellation of the Exchangeable Notes in the context of the restructuring, such Ordinary Shares were contributed by ACI to ACIL Luxco 1 and subsequently pledged in favor of the lenders and noteholders under the New Money Documents, subject to the title transfer collateral arrangement noted above and subject to the provisions of the Governance Agreement and the Registration Rights Agreement (as defined below).

On March 9, 2018, the Reporting Persons transferred 25,054,315 Ordinary Shares, all of which were previously Pledged Shares, to APUC (which then transferred the shares to AY Holdings) pursuant to the 25.0% Sale. The security arrangements described in this Item 6 applicable to the Pledged Shares have been released with respect to the securities transferred in the 25.0% Sale, and the term “Pledged Shares” in this Schedule 13D shall be deemed to refer only to the remaining 16,503,348 Ordinary Shares of the Issuer held by ACIL Luxco 1 which have not been sold pursuant to the 25.0% Sale and remain subject to the security arrangements as described in this Item 6.

Upon the exercise of certain events that are customary for this type of loan, the lenders under the Common Terms Agreement may exercise their right to require Abengoa to repay all or part of the New Money, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the New Money Documents.

In addition, Item 6 of the Schedule 13D is hereby supplemented as follows:

Share Purchase Agreement

On November 1, 2017, ACIL Luxco 1, APUC, and Abengoa, as guarantor of ACIL Luxco 1, entered into the Share Purchase Agreement. Under the Share Purchase Agreement, ACIL Luxco 1 agreed to transfer to APUC or its assignee that number of Ordinary Shares of the Issuer (rounded up to the nearest whole number) representing as of the date of completion 25.0%, and not less than 25.0%, of the Issuer’s issued share capital. Such transfer was conditional upon, inter alia, a waiver from the U.S. Department of Energy in respect of change of control provisions for certain electricity infrastructure projects located in the United States, the consent of the Federal Energy Regulatory Commission in respect of the same, the release of any encumbrances over the shares subject to the transfer, any required consents from any financing parties, and certain other conditions.

The conditions under the Share Purchase Agreement having been satisfied or waived, the Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on March 9, 2018 for a total consideration of $607,567,138.75, with additional consideration payable upon the satisfaction of certain events as described in the Share Purchase Agreement. APUC has transferred the Ordinary Shares it acquired under the Share Purchase Agreement to AY Holdings.

AAGES MOU and AAGES JV Agreement

On November 1, 2017, APUC and Abengoa entered into the AAGES MOU. The purpose of the AAGES MOU was to agree to establish AAGES, a joint venture company owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. AAGES was incorporated in the Netherlands on January 31, 2018, and on March 5, 2018, AAGES and APUC entered into the AAGES JV Agreement, which supersedes the AAGES MOU.

APUC has financed the acquisition by AY Holdings of the shares under the Share Purchase Agreement. Pursuant to the AAGES JV Agreement, as the provider of funding for such purchase, APUC has the sole right to cause AY Holdings to purchase or otherwise acquire any of the Issuer’s shares, including by way of exercising its rights to acquire the Issuer’s shares (including by exercising its option under the Option Agreement, described below). On March 9, 2018, APUC acquired the shares in the 25.0% Sale and has transferred such shares to AY Holdings. The Reporting Persons did not and will not participate in the financings, and did not and will not give any security or guarantee in relation to the acquisition by APUC or its assignee, including AY Holdings, of the shares.

Further, as the provider of funding for AY Holdings’s purchase of the shares under the Share Purchase Agreement, APUC has the sole and exclusive right to exercise any and all rights, assert any and all claims, and exercise and enforce any and all remedies of AY Holdings as the owner of such shares, including the nomination or appointment of any director of the Issuer or the vote on any matter on which AY Holdings is entitled to vote as the holder of such Issuer’s securities, and to enter into any agreement on behalf of AY Holdings in relation to the foregoing.

As a result of the foregoing, the Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares of the Issuer held by AY Holdings.

Option Agreement

On November 1, 2017, ACIL Luxco 1, APUC and Abengoa entered into the Option Agreement. Under the Option Agreement, APUC (directly or through an assignee) has a right to acquire the Reporting Persons’ remaining 16.47% aggregate equity interest in the Issuer, subject to the condition that the option be exercised within 60 days after the date of the initial 25.0% transfer.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit No.	Description
5	Share Purchase Agreement, dated November 1, 2017.
7	Deed of Amendment No. 1, dated January 31, 2018, to the Share Purchase Agreement.
8	Deed of Amendment No. 2, dated February 15, 2018, to the Share Purchase Agreement.
9	Deed of Amendment No. 3, dated February 27, 2018, to the Share Purchase Agreement.
10	Option Agreement, dated November 1, 2017.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

ABENGOA, S.A.

By:	/s/ Joaquin Fernandez de Piérola Marín
	Name:	Joaquin Fernandez de Piérola Marín
	Title:	CEO of Abengoa, S.A.

By:	/s/ Gonzalo Urquijo Fernández de Araoz
	Name:	Gonzalo Urquijo Fernández de Araoz
	Title:	Chairman

ABENGOA CONCESSIONS, S.L.

By:	/s/ Joaquin Fernandez de Piérola Marin
	Name:	Joaquin Fernandez de Piérola Marin
	Title:	Representative of Abengoa, S.A., sole director of the company

ABENGOA SOLAR, S.A.

By:	/s/ Joaquin Fernandez de Piérola Marin
	Name:	Joaquin Fernandez de Piérola Marín
	Title:	Representative of Abengoa, S.A., sole director of the company

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Joaquin Fernandez de Piérola Marín
	Name:	Joaquin Fernandez de Piérola Marín
	Title:	Director

ACIL Luxco2 S.A.

By:	/s/ Joost Mees and Robert van’t Hoeft
	Name:	Joost Mees and Robert van’t Hoeft
	Title:	Directors

SCHEDULE A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons.

DIRECTORS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Manuel Castro Aladro	Managing Partner. Alpha GRC Invest Ltd		(1)	Spain
José Wahnon Levy	Auditor. Director of Abengoa, S.A.		(1)	Spain
Pilar Cavero Mestre	Lawyer. Director of Abengoa, S.A.		(1)	Spain
José Luis del Valle Doblado	Non-executive chairman of Lar España		(1)	Spain
Ramón Sotomayor Jáuregui	Industrial Engineer. Director of Abengoa, S.A.		(1)	Spain
Josep Piqué Camps	Vice chairman of Alantra		(1)	Spain

EXECUTIVE OFFICERS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Joaquín Fernández de Piérola Marín	CEO of Abengoa, S.A.		(1)	Spain
Álvaro Polo Guerrero	Human Resources Director		(1)	Spain
Daniel Alaminos Echarri	General Secretary		(1)	Spain
Victor Pastor Fernández	CFO		(1)	Spain
David Jiménez-Blanco Carrillo de Albornoz	Chief Restructuring Officer		(1)	Spain

(1) Manuel Pombo Angulo 20, 28050 Madrid, Spain.

ABENGOA SOLAR, S.A.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS, S.L.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS INVESTMENTS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Director		(1)	Spain
Richard Lynn	Director	26-28 Hammersmith Grove, London, England, W6 7BA		United Kingdom

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ACIL LUXCO 2

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joost Anton Mees	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Johannes de Zwart	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Robert van’t Hoeft	Director of ACIL Luxco 2, S.A.		(1)	Netherlands

(1) 48 boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg, Grand Duchy of Luxembourg.

SCHEDULE B

Certain information relating to the Separately Filing Group Members (1)

Separately Filing Group Member
Outstanding shares
Beneficial ownership and voting % of outstanding shares

ACIL Luxco1 S.A.
16,503,348*

16.47%

ABG Orphan Holdco S.à r.l.
16,503,348*

16.47%

Stichting Seville
16,503,348*

16.47%

* Based on 100,217,260 ordinary shares in issue as of December 31, 2016 as set forth in the Issuer’s Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on February 28, 2017.

(1) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed separately by each Separately Filing Group Member, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.